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                                                                    Exhibit 99.1
[VIVENDI UNIVERSAL LOGO]




                VIVENDI UNIVERSAL ANNOUNCES COMPLETION OF LAUNCH
                       OF NOTES FOR MANDATORILY REDEEMABLE
                            VIVENDI UNIVERSAL SHARES


This press release does not constitute or form part of an offer to sell or a solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.



                            Terms of the transaction


Paris, November 15, 2002 - Vivendi Universal announced today that it completed the placement to institutional investors of notes mandatorily redeemable for Vivendi Universal shares on November 14, 2002. The placement amounted to E885 million, including the full exercise of the over-allotment option for an amount of E114.5 million during the day of November 14.

An offering to French individual investors will occur during the three trading days following pricing date, starting on Friday November 15 and ending on Tuesday November 19. The retail offering would raise a maximum amount of E115 million. Given the existence of an extension clause, the transaction size could therefore reach up to E1,000 million.

Following the placement to institutional investors for an amount of E885 million, the terms of the transaction are as follows: 69,590,873 notes were issued with a nominal value of E12.71 each. This nominal value of E12.71 represents a premium of 7.7% over Vivendi Universal's closing price on November 14 of E11.80. The E12.71 nominal value also represents a premium of 17.0% over Vivendi Universal's intraday low share price of E10.86 on November 14. The notes are mandatorily redeemable for Vivendi Universal shares on the basis of one share for one note, assuming redemption at maturity. The notes will carry a yearly coupon of 8.25%.

The maturity date of the notes is November 25, 2005. The redemption will result in the creation of 69.6 million new shares (excluding allocations to French individual investors), ultimately leading to a limited dilution effect of approximately 6%. Vivendi Universal also points out that by the end of 2002, in less than 18 months, it will have cancelled 43 million shares representing nearly 4% of its capital stock (including 21 million shares to be cancelled by December 2002).
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This  offering  is being  conducted  in  France  on the  basis  of a  prospectus comprising the Document de Reference of Vivendi Universal which received the visa No. R. 02-073 from the Commission des Operations de Bourse (the COB) on April 23, 2002, the updated Document de Reference submitted to the COB on November 12, 2002, a preliminary Note d'Operation which received the visa of the COB on November 14, and the final Note d'Operation dated November 15.


Disclaimer

This press release does not constitute an offer for sale of securities in the United States or any other jurisdiction. The convertible notes will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the terms and/or conditions of the retail offering are different from those described above; the amount of funds raised through the retail offering and/or the final transaction size is different from that stated above; the amount of dilution caused to Vivendi Universal's share capital is different from that described above; the offering does not provide Vivendi Universal with the financial results or other benefits it expects to obtain in connection with its current financing and/or disposals efforts; Vivendi Universal will be unable to obtain the regulatory or other approvals necessary to finalize the placement or retail offerings; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov {http://www.sec.gov} or directly from Vivendi Universal. Vivendi Universal does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.


CONTACTS:

Media                          Investor Relations
Paris                          Paris
Antoine Lefort                 Laurence Daniel
+33 (1) 71.71.1180             +33 (1).71.71.1233
Alain Delrieu
+33 (1).71.71.1086